Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: May 27, 2015

Sprott Formally Launches Offers to

Central GoldTrust and Silver Bullion Trust Unitholders

•                  By accepting the offers, Central GoldTrust and Silver Bullion Trust unitholders can benefit from Sprott’s superior investment platform and commitment to product marketing and its Trusts’ physical redemption features.

•                  Based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015, the offers would unlock US$3.06 per unit in value for Central GoldTrust unitholders, US$0.91 per unit in value for Silver Bullion Trust unitholders and US$64 million in aggregate GTU and SBT unitholder value.

•                  GTU and SBT unitholders who want to learn more about the benefits of the Exchange Offers are encouraged to visit www.thesprottadvantage.com.

Toronto, Ontario, Canada — May 27, 2015 — Sprott Asset Management LP (“Sprott”), together with Sprott Physical Gold Trust (NYSE: PHYS / TSX: PHY.U) and Sprott Physical Silver Trust (NYSE: PSLV / TSX: PHS.U) (the “Sprott Physical Trusts”), today announced that it has formally commenced its offers (the “Offers”, and each, an “Offer”) to acquire all of the outstanding units of Central GoldTrust (“GTU”) (NYSEMKT: GTU / TSX:GTU-U) and Silver Bullion Trust (“SBT”) (TSX:SBT-U), respectively, on a Net Asset Value (“NAV”) to NAV exchange basis.

“We are making these offers to GTU and SBT unitholders because we believe they deserve an opportunity to choose how their bullion is held and managed,” said John Wilson, CEO of Sprott Asset Management. “By moving their investments to the Sprott Physical Trusts, we believe GTU and SBT unitholders will see a meaningful reduction in the persistent NAV discounts that have negatively impacted their investments and will also benefit from ownership of products with best-in-class physical redemption features, significantly larger asset bases and increased liquidity.”

Since Sprott’s intention to make the Offers was announced, the discounts at which GTU and SBT units were trading have already narrowed by 26% and 51%, respectively, unlocking approximately US$25 million and US$6 million in GTU and SBT unitholder value, respectively (based on the closing prices of: (i) the GTU and PHYS units on NYSE MKT and NYSE Arca, respectively, and (ii) the SBT Units and the PSLV Units on the TSX and NYSE Arca, respectively, on May 22, 2015).

The two largest unitholders of GTU, Pekin Singer Strauss Asset Management Inc. and Polar Securities, have publicly declared their support for the Offers. Together these two unitholders control approximately 12.7% of the outstanding units of GTU and Polar Securities controls approximately 10% of the outstanding units of SBT.

HOW DOES SPROTT ADDRESS THE DISCOUNT PROBLEM AT GTU AND SBT?

If the Offers are successful, Sprott believes that GTU and SBT unitholders will see a meaningful reduction in the persistent discount to NAV impacting their current investments in GTU and SBT units. Sprott believes these discounts are due, in large part, to GTU and SBT management’s failure to reinvest the fees it collects in marketing the products. Additionally, GTU and SBT have punitive redemption features under which their unitholders may only redeem their units for less than market value. GTU and SBT do not allow their unitholders to redeem for physical bullion.

Sprott is a global leader in precious metals investing with the proven track record and best-in-class platform needed to address the persistent discounts to NAV at which GTU and SBT have traded. Sprott actively markets its products to retail and institutional investors, creating buying demand that supports the price of Sprott Physical Trust units. The Sprott Physical Trusts also offer an industry-leading physical redemption feature.

THE BENEFITS OF SPROTT’S PHYSICAL TRUSTS RELATIVE TO GTU AND SBT

	Sprott Physical Trusts	GTU / SBT
Enhanced Liquidity	*	X
Global Brand Recognition	*	X
Physical Redemption Feature	*	X
Custodied by the Royal Canadian Mint	*	X
Ongoing Marketing Support	*	X

HOW THE OFFERS WILL WORK

The Offers each comprise an exchange offer alternative (the “Exchange Offer Election”) and a merger (the “Merger Transaction”) alternative (the “Merger Election”). Holders of units that elect the Merger Election can exchange their units for PHYS or PSLV units, as applicable, on a tax-deferred basis for U.S. and Canadian income tax purposes. Holders of units who wish to crystallize the realization of any gain (or loss) for Canadian tax purposes may elect the Exchange Offer Election in order to exchange their units for PHYS or PSLV units, as applicable, and have the transaction treated as a taxable disposition for Canadian income tax purposes. The exchange of units under the Exchange Offer Election will only be treated as a taxable disposition for U.S. income tax purposes if the Merger Transaction does not occur and otherwise the exchange of units should be treated with the Merger Transaction as a tax deferred transaction for U.S. income tax purposes.

If the number of GTU units in respect of which an Exchange Offer Election or Merger Election has been made, together with the number of GTU units held as of the Expiry Time by or on behalf of Sprott, if any, represents at least 66 2/3% of the then issued and outstanding GTU units, Sprott’s current intention is to complete the Merger Transaction. This consists of: (i) the transfer of substantially all of the assets and liabilities of GTU (other than the administration services agreement) to Sprott Physical Gold Trust in exchange for PHYS units; and (ii) the distribution of such PHYS units to GTU unitholders, on a NAV to NAV basis, on a redemption of the GTU units, immediately following and conditional on take-up of, and payment for, GTU units under the Offer. This is intended to provide the most consistent treatment possible to all GTU unitholders, whether they are making the Exchange Offer Election or the Merger Election. Similarly, if the number of SBT units in respect of which an Exchange Offer Election or Merger Election has been made, together with the number of SBT Units held as of the Expiry Time by or on behalf of Sprott, if any, represents at least 66 2/3% of the then issued and outstanding SBT units, Sprott’s current intention is to complete the Merger Transaction in the manner described above but involving Sprott Physical Silver Trust and SBT.

For Central GoldTrust unitholders: The number of Sprott Physical Gold Trust units to be distributed to each Central GoldTrust unitholder will be determined on a NAV to NAV basis.  For example, based on the NAV per unit of Sprott Physical Gold Trust US$9.98 and Central GoldTrust US$44.36 on May 22, 2015, a unitholder would receive 4.45 Sprott Physical Gold Trust units for each Central GoldTrust unit tendered in the Offer. GTU unitholders will not be required to pay Sprott any fee or commission when they participate in the Offer and each PHYS unit received will carry the right to vote at Sprott Physical Gold Trust unitholder meetings.

For Silver Bullion Trust unitholders: The number of Sprott Physical Silver Trust units to be distributed to each Silver Bullion Trust unitholder will be determined on a NAV to NAV basis.  For example, based on the NAV per unit of Sprott Physical Silver Trust US$6.66 and Silver Bullion Trust US$10.00 on May 22, 2015, a unitholder would receive 1.50 Sprott Physical Silver Trust units for each Silver Bullion Trust unit tendered in the Offer.  SBT unitholders will not be required to pay Sprott any fee or commission when they participate in the Offer and each PSLV unit will carry the right to vote at Sprott Physical Silver Trust unitholder meetings.

Written details of the Offers are being provided to GTU and SBT unitholders and have been filed and are now available on www.sedar.com. They will also be filed on www.sec.gov.

GTU and SBT unitholders who have questions regarding the Offers are encouraged to contact Kingsdale Shareholder Services at 1-888-518-6805 toll free in North America or at 1-416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

Additional Details of the Offers

Each Offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; the GTU, SBT and Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions; and no litigation or regulatory order that may jeopardize the Offers, as described in the Offer Documents (as defined below).

Each Offer is open for acceptance until 5:00pm on July 6, 2015, unless extended or withdrawn.  Concurrently with each of the Offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units will be solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than the administrator’s nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which has now been filed with the Canadian securities regulatory authorities. In connection with each Offer, the applicable Sprott Physical Trust will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust will also file a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Offer for GTU. This news release is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.  GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov.

Counsel and Solicitation and Information Agent

Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors to Sprott and the Sprott Physical Trusts.

Kingsdale Shareholder Services is acting as information agent and depositary to Sprott and the Sprott Physical Trusts.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Offers will be made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the GTU Offer and the SBT Offer, respectively, reasons to accept the Offers, the purposes of the Offers, our ability to complete the transactions contemplated by the Offers, the completion of the Merger Transactions, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Offers will be obtained and all other conditions to completion of the Offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU and SBT

Except as otherwise expressly indicated herein, the information concerning GTU and SBT contained in this news release has been taken from and is based solely upon GTU’s and SBT’s public disclosure on file with the relevant securities regulatory authorities. Neither GTU nor SBT has reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU or SBT contained in this news release. Although neither Sprott nor the Sprott Physical Trusts have any knowledge that would indicate that any information or statements contained in this news release concerning GTU or SBT taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, either Sprott Physical Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU or SBT to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and the Sprott Physical Trusts. Sprott and the Sprott Physical Trusts have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s and SBT’s publicly available documents or records or whether there has been any failure by GTU or SBT to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to the Sprott Physical Trusts. Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394 or Cell: 647-823-3971

gwilliams@sprott.com

or

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

irobertson@kingsdaleshareholder.com

Source: Sprott Asset Management, Sprott Physical Gold Trust, Sprott Physical Silver Trust